UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to  _____
Commission file number 1-13970

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
CHROMCRAFT REVINGTON SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CHROMCRAFT REVINGTON, INC.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, Indiana 47906

Chromcraft Revington Savings Plan
EIN 35-1848094 PN 001
Accountants’ Report and Financial Statements
December 31, 2009 and 2008

Chromcraft Revington Savings Plan
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Benefit Plans Administrative Committee
Chromcraft Revington Savings Plan
West Lafayette, Indiana
We have audited the accompanying statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ BKD, llp
Indianapolis, Indiana
June 23, 2010
Federal Employer Identification Number: 44-0160260

Chromcraft Revington Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008
(In thousands)

	2009	2008

Assets

Investments Held by Trustee, at fair value
Mutual funds	$—	$8,808
T. Rowe Price Stable Value Common Trust Fund	—	4,270
Chromcraft Revington, Inc. common stock	—	43
Participant loans	—	267

Total investments	—	13,388

Participants’ Contributions Receivable	—	12

Net Assets Available for Plan Benefits at Fair Value	—	13,400

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	40

Net Assets Available for Plan Benefits	$—	$13,440

See Notes to Financial Statements

Chromcraft Revington Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2009 and 2008
(In thousands)

	2009	2008
Additions to Net Assets Attributed to:
Investment income (loss)
Dividends and interest	$370	$933
Net appreciation (depreciation) in fair value of investments	2,151	(5,928)

	2,521	(4,995)
Contributions
Participants	341	576

Interest on participant loans	12	34

Total additions (reductions)	2,874	(4,385)

Deductions From Net Assets Attributed to:
Benefits and withdrawals paid to participants	3,276	5,848
Administrative expenses	2	—
Transfer of net assets to Chromcraft Revington Employee Stock Ownership and Savings Plan	13,036	—

Total deductions	16,314	5,848

Net Decrease	(13,440)	(10,233)

Net Assets Available for Plan Benefits, Beginning of Year	13,440	23,673

Net Assets Available for Plan Benefits, End of Year	$—	$13,440

See Notes to Financial Statements

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1: Description of the Plan
The following description of the Chromcraft Revington Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.
General
The Plan was a defined-contribution plan covering all eligible employees of Chromcraft Revington, Inc. and its subsidiary (the “Company” or “Employer”). Employees could elect to participate in the Plan on the earlier of January 1, April 1, July 1 or October 1 following the completion of six full months of service. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective December 31, 2009, the Plan merged with and into the Chromcraft Revington Employee Stock Ownership and Savings Plan. All Plan assets were effectively transferred to the new plan on this date.
Participant Accounts
Each participant’s account included credits for the participant’s voluntary contributions, any Employer matching or profit-sharing contributions and Plan earnings. Plan earnings were allocated among all participants based on their investment in each fund.
Participant Contributions
Participants were permitted to contribute 1% to 50% of their annual compensation to the Plan, as defined in the Plan Document, on either a pre-tax or after-tax basis.
Employer Contributions
All Employer contributions were discretionary. Employer matching contributions were made to the Chromcraft Revington Employee Stock Ownership and Savings Plan. The Company’s matching contribution rate was 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.
Vesting
All participant contributions and safe harbor matching contributions and earnings thereon were immediately 100% vested. Any other Employer contributions that could be made to the Plan were subject to a three-year cliff vesting schedule, meaning 0% vested until three years of service and 100% vested thereafter.
For the year ended December 31, 2008, the Employer determined that a partial Plan termination occurred due to the number of terminations during the year. There was no impact on the Plan due to the fact that participants’ accounts were 100% vested.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Forfeitures
Forfeitures of nonvested Company contributions were used to reduce Plan expenses that would otherwise be paid by the Company. At December 31, 2008, forfeited nonvested accounts totaled approximately $2,300. There were $2,300 and $0 of Plan expenses paid from forfeited nonvested accounts in 2009 or 2008, respectively.
Payment of Benefits and Withdrawals
At retirement or termination of service, a participant could elect to receive, in the form of a single sum, the value of his or her vested account balance. In-service withdrawals of pre-tax contributions required the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions could not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan could withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits were recorded when paid.
Trustee
Plan assets were held by T. Rowe Price Trust Company, Inc.
Administrative Expenses
The Plan was administered by a committee appointed by the Company’s Board of Directors. Administrative expenses were borne by the Company or through forfeitures of nonvested company contributions.
Participant Loans
Each participant had the right, subject to certain restrictions, to borrow from his or her account. The maximum aggregate amount a participant could borrow was 50% of his or her total vested account balance, up to a maximum of $50,000. Loans bore a market rate of interest and could be repaid over a period not to exceed five years. The interest paid on a loan was credited directly to the participant’s account in the Plan.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.
Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments
The Plan’s investments were stated at fair value. Quoted market prices were used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan’s interests in stable value funds were based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee.
Net assets available for plan benefits reflected the contract value of the Plan’s investments in stable value funds because a separate adjustment was presented in the statements of net assets available for plan benefits to increase or decrease the carrying amount of these investments to contract value, as applicable. Contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Subsequent Events
Subsequent events have been evaluated through June 23, 2010, which is the date the financial statements were available to be issued.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 3: Investments
Participants were permitted to direct the investments in their accounts.
The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2009	2008
	(In thousands)

T. Rowe Price Stable Value Common Trust Fund	$—	$4,270
T. Rowe Price Spectrum Growth Fund	—	1,442
T. Rowe Price Balanced Fund	—	1,330
T. Rowe Price Spectrum International Fund	—	769
T. Rowe Price Spectrum Income Fund	—	1,398
Interest and dividends realized on the Plan’s investments for 2009 and 2008 was $370,000 and $933,000, respectively.
The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2009 and 2008 as follows:

	2009	2008
	(In thousands)

Chromcraft Revington, Inc. common stock	$233	$(245)
Mutual funds	1,918	(5,683)

	$2,151	$(5,928)

Note 4: Disclosures About Fair Value of Assets
ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Following is a description of the inputs and valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for plan benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. The Plan had no liabilities measured on a recurring basis and had no assets or liabilities measured on a nonrecurring basis.
Investments
Where quoted market prices were available in an active market, securities were classified within Level 1 of the valuation hierarchy. Level 1 securities included common stock, mutual funds and a money market fund. If quoted market prices were not available, then fair values were estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities included a collective trust fund. In certain cases where Level 1 or Level 2 inputs were not available, investments were classified within Level 3 of the hierarchy and included participant loans.
The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for plan benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fell at December 31, 2008:

		2008
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Common Stock	$43	$43	$—	$—
Mutual Funds	8,808	8,808	—	—
Collective Investment Fund	4,270	—	4,270	—
Participant Loans	267	—	—	267

	$13,388	$8,851	$4,270	$267

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statement of net assets available for plan benefits using significant unobservable (Level 3) inputs:

Participant
Loans

Balance, January 1, 2008	$602
Issuances, repayments and distributions	(335)

Balance, December 31, 2008	267
Issuances, repayments and distributions	(51)
Transfer to Chromcraft Revington Employee Stock Ownership and Savings Plan	(216)

Balance, December 31, 2009	$—

Note 5: Benefits Payable to Participants
At December 31, 2009 and 2008, net assets available for plan benefits included $0 and $320,000, respectively, for benefit distributions payable to participants who had withdrawn from the Plan prior to the end of the Plan year.
Note 6: Party-in-Interest Transactions
Plan investments included shares of mutual funds managed by T. Rowe Price. A related entity of this fund manager served as trustee of the Plan and, therefore, transactions in these funds qualified as party-in-interest transactions. The Plan also held Chromcraft Revington common stock totaling $42,741 at December 31, 2008 (109,591 shares).
Note 7: Plan Merger
Effective December 31, 2009, the Company merged the Plan into the Chromcraft Revington Employee Stock Ownership and Savings Plan subject to the provisions of ERISA.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 8: Tax Status
The Plan obtained its determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan had been amended since receiving the determination letter, the Plan’s administrator and legal counsel believe that prior to the merger, the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.
Note 9: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008, to Form 5500:

2008

Net assets available for plan benefits per the financial statements	$13,440
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(40)

Net assets available for plan benefits per Form 5500	$13,400

The statement of changes in net assets available for plan benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan (Name of Plan)

By the Benefit Plans Administrative Committee

Date: June 23, 2010	/s/ Myron D. Hamas Myron D. Hamas, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

EXHIBIT INDEX

Exhibit
Number	Description

23.2	Consent of Independent Registered Public Accounting Firm dated June 23, 2010 (filed herewith)